Sun Life Financial increases quarterly dividend
by 5 per cent to 22 cents per share

Toronto — July 29, 2004 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 22 cents per common share, payable September 30, 2004, to shareholders of record at close of business on August 25, 2004. This represents an increase of five per cent, or one cent a share from the 21 cents paid in the previous quarter and reflects a new target dividend payout ratio of 25 to 35 percent of earnings per share, up from the previous level of 20 to 30 percent.

Donald A. Stewart, Chief Executive Officer said, “This dividend increase is a result of our strong 2004 financial performance to date, continued capital strength and positive outlook for the future.” Sun Life Financial has increased its quarterly common dividend by 29 percent since the beginning of 2004.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$373.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact: Nicholas Thomas Director, Media and Public Relations Tel: 416-979-6070 nicholas.thomas@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 Investor.relations@sunlife.com